William Hulbert

VP of Product Development at Koios Medical
South Orange, New Jersey, United States

Contact

www.linkedin.com/in/whulbert (LinkedIn)

Top Skills

Team Management
ASP.NET
React.js

Languages

English (Native or Bilingual)

Publications

Face recognition in a tactical environment
Face recognition using a pictorial-edit distance
Low-cost automated ultrasound for breast cancer detection and diagnosis
Face recognition for uncontrolled environments
Speckle reduction using stepped-frequency continuous wave ultrasound

Patents

System and method for noise reduction and signal enhancement of coherent imaging systems

Experience

Koios Medical

13 years 6 months

VP of Product Development
November 2012 - Present (13 years 2 months)
New York, New York, United States

Lead Design Engineer
July 2012 - June 2014 (2 years)
Piscataway, NJ

D&SCI

Research Engineer
October 2006 - July 2012 (5 years 10 months)
Eatontown, NJ

• Research, test, and optimize facial detection and recognition algorithms.
• Develop commercial, cross-platform software development kit (SDK) for facial detection, tracking, and recognition from the ground up.
• Design, develop, and implement enterprise level system for facial detection and recognition system.
• Setup and manage all related development support systems including version control, automated build and test systems, and any demonstration systems.

Education

Rutgers University

Bachelor's Degree, Electrical, Electronics and Communications Engineering · (2003 - 2007)